Exhibit 99.1

Gilead Contacts	YM BioSciences Contact
Patrick O’Brien, Investors	James Smith, VP Corporate Affairs
(650) 522-1936	(905) 361-9518
jsmith@ymbiosciences.com

Nathan Kaiser, Media
(650) 522-1853

For Immediate Release

GILEAD SCIENCES TO ACQUIRE YM BIOSCIENCES

- Adds Selective JAK Inhibitor to Growing Oncology and Inflammation Pipeline -

Foster City, California and Mississauga, Ontario, December 12, 2012 — Gilead Sciences, Inc. (Nasdaq: GILD) and YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM) announced today that the companies have signed a definitive agreement under which Gilead will acquire YM for U.S.$2.95 per share in cash. The transaction has received the unanimous approval of YM’s Board of Directors, and values YM at approximately U.S.$510 million, with YM reporting C$125.5 million in cash and cash equivalents as of September 30, 2012. Gilead plans to fund the acquisition with cash on hand. The transaction is expected to close in the first quarter of 2013.

YM’s lead drug candidate, CYT387, is an orally-administered, once-daily, selective inhibitor of the Janus kinase (JAK) family, specifically JAK1 and JAK2. The JAK enzymes have been implicated in a number of disorders including myeloproliferative diseases, inflammatory disorders and certain cancers.  YM has reported positive results from a Phase 1/2 clinical trial of CYT387 in 166 patients with myelofibrosis, a life-threatening myeloproliferative disease. Pending completion of the acquisition, Gilead intends to initiate a pivotal Phase 3 clinical trial of CYT387 in myelofibrosis in the second half of 2013.

“This acquisition represents an opportunity to add a complementary clinical program in the area of hematologic cancers to our growing oncology portfolio,” said Norbert W. Bischofberger, PhD, Gilead’s Executive Vice President, Research and Development and Chief Scientific Officer.  “Based on promising Phase 2 data, we believe CYT387 could provide important clinical benefit for patients with myelofibrosis, including potential improvements with regard to anemia and decreased dependence on blood transfusions.  We look forward to advancing CYT387 into a Phase 3 study as quickly as possible and to exploring its potential in other myeloproliferative diseases with significant unmet medical need.”

Myelofibrosis is a progressive, chronic bone marrow disorder in which the marrow is replaced by fibrous scar tissue, making it difficult for the bone marrow to sufficiently produce blood cells, leading to anemia (low red blood cell count) and thrombocytopenia (low blood platelet count), severe constitutional symptoms and spleen enlargement. JAK inhibitors modulate cytokine-stimulated intracellular signalling and decrease the circulating levels of proinflammatory cytokines associated with the pathogenesis of myelofibrosis.

“This agreement represents a positive outcome both for myelofibrosis patients and for our shareholders. Gilead has the research and development capabilities and the resources needed to more fully realize the potential of CYT387 as a therapeutic advance for myelofibrosis patients and potentially for other indications,” said Dr. Nick Glover, President and CEO of YM.

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“Since our acquisition of CYT387 nearly three years ago, YM has made great progress in advancing CYT387 through the clinical, regulatory, manufacturing and business development processes.  While Gilead's acquisition will end a long, varied and interesting journey for YM, we are pleased to have this transaction crystallize the present value of this important therapeutic candidate,” said Mr. David Allan, Chairman of YM.

In recent years, Gilead has sought to expand its R&D expertise in the area of oncology through the appointment of leading cancer researchers and clinicians, the establishment of external scientific partnerships and through strategic acquisitions. Gilead’s lead compound in oncology, idelalisib (formerly referred to as GS-1101), is an investigational, first-in-class specific inhibitor of the phosphoinositide-3 kinase (PI3K) delta isoform. Five Phase 3 studies of idelalisib in chronic lymphocytic leukemia (CLL) and indolent non-Hodgkin’s lymphoma (iNHL) are progressing.

Gilead is also conducting Phase 2 clinical trials of simtuzumab (formerly referred to as GS-6624), an investigational monoclonal antibody (mAb) candidate targeting the human lysyl oxidase-like 2 (LOXL2) protein, in myelofibrosis, colorectal cancer, pancreatic cancer and certain fibrotic diseases.

CYT387, idelalisib and simtuzumab are investigational products and their safety and efficacy have not yet been established.

Terms of the Transaction

Under the terms of the agreement, upon closing of the proposed transaction, shareholders of YM will receive U.S.$2.95 per common share in cash, and holders of warrants and stock options will receive a cash payment equal to the difference between U.S.$2.95 and the exercise price of such warrant or stock option. The proposed transaction will be completed through a plan of arrangement under the provisions of the Companies Act (Nova Scotia).

The transaction will require the approval of YM shareholders at a special meeting of YM shareholders, to be held as soon as reasonably practicable and in any event on or before February 11, 2013. In addition to YM’s shareholder approval, closing of the transaction is subject to the satisfaction of certain other customary conditions, including court approval of the transaction, and applicable government and regulatory approvals, including expiration or termination of the waiting period under the United States Hart Scott Rodino Antitrust Improvements Act, and the review period under the Competition Act (Canada). The approval of Gilead shareholders is not required in connection with the proposed transaction.

The arrangement agreement contains customary non-solicitation provisions, but permits YM, in certain circumstances, to terminate the arrangement and accept an unsolicited superior proposal, subject to fulfilling certain conditions.

BofA Merrill Lynch and Bloom Burton & Co. serve as financial advisors, and Gowling Lafleur Henderson LLP, Heenan Blaikie LLP and Dorsey & Whitney LLP serve as legal advisors to YM in connection with the transaction. Gilead is advised by Wilson Sonsini Goodrich & Rosati, Professional Corporation and Blake Cassels and Graydon LLP.

About YM

YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase 1/2 trial of CYT387 in 166 patients with myelofibrosis. In addition, YM has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

About Gilead Sciences

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. The company’s mission is to advance the care of patients suffering from life-threatening diseases worldwide. Headquartered in Foster City, California, Gilead has operations in North America, Europe and Asia Pacific.

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YM Forward-Looking Statement

This press release may contain forward-looking statements, which reflect YM’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, shareholder approval of the proposed Arrangement; YM’s ability to obtain court, regulatory, and other approvals in connection with the proposed Arrangement; uncertainties as to the timing of the Arrangement; the satisfaction of the conditions precedent to the completion of the Arrangement, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Arrangement; changing market conditions; the successful and timely completion of clinical studies; the establishment of corporate alliances; the impact of competitive products and pricing; new product development; uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in YM’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, YM undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Gilead Forward-Looking Statement

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies' and members of their senior management team. Forward-looking statements include, without limitation, the ability of Gilead to advance YM's product pipeline, including CYT387, the possibility that Gilead will be unable to initiate a Phase 3 trial of CYT387 in myelofibrosis as currently anticipated; the possibility of unfavorable results of clinical trials of CYT387, idelalisib and simtuzumab; the expected timing of the completion of the transaction; and the ability to complete the transaction considering the various closing conditions, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction.  Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the companies' control; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in Gilead’s Report on Form 10-Q and for the quarter ended September 30, 2012.  All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update any such forward-looking statements.

Additional Information and Where to Find It

Further information regarding the transaction will be contained in an information circular that YM will prepare and mail to its shareholders in connection with the YM shareholders’ meeting, with closing expected to occur in the first quarter of 2013. YM shareholders are urged to read the information circular once it becomes available, as it will contain important information concerning the proposed transaction. YM shareholders may obtain a copy of the arrangement agreement, information circular, and other meeting materials when they become available at www.sec.gov and www.sedar.com.

This press release is for informational purposes only. It does not constitute an offer to purchase shares of YM or a solicitation or recommendation statement under the rules and regulations of the United States Securities and Exchange Commission or other applicable laws.

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For more information on Gilead Sciences, please visit the company’s website at www.gilead.com, follow Gilead on Twitter (@GileadSciences) or call Gilead Public Affairs at 1-800-GILEAD-5 or 1-650-574-3000.

For more information on YM BioSciences, please visit the company’s website at

www.ymbiosciences.com or contact James Smith, VP Corporate Affairs at 905.361.9518 or

jsmith@ymbiosciences.com